WESTMORELAND RESOURCE PARTNERS, LP

February 2, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:     John Reynolds, Assistant Director
Office of Beverages, Apparel and Mining

Re:         Westmoreland Resource Partners, LP
Registration Statement on Form S-1
Filed June 2, 2015
File No. 333-204642

Ladies and Gentlemen:

On behalf of Westmoreland Resource Partners, LP, a Delaware limited partnership (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-204642, Accession No. 0001193125-15-210379), as originally filed by the Company with the Commission on June 2, 2015 (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities have been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Jennifer S. Grafton, Esq., Chief Legal Officer, via email at jgrafton@westmoreland.com or via facsimile at (720) 354-4564.

9540 South Maroon Circle, Suite 300, Englewood, CO, 80112 Phone: (303) 922-6463 www.westmorelandmlp.com

Should you have any questions regarding this matter, please contact Jennifer S. Grafton by telephone at (303) 922-6463.

Sincerely,

/s/_Jennifer S. Grafton___
Jennifer S. Grafton, Esq.
Chief Legal Officer

cc:    Amy L. Bowler, Esq.
Holland & Hart LLP
6380 S. Fiddlers Green Circle, Suite 500
Greenwood Village, CO 80111